Exhibit 99.1

Bona Reports Fourth Quarter and Full Year 2013 Financial Results

BEIJING — February 27, 2014 — Bona Film Group Limited (NASDAQ: BONA) (“Bona” or the “Company”), a leading film distributor and vertically integrated film company in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2013.

“We delivered solid results in 2013, driven by the theatrical release of 14 films domestically that generated an approximately 10% market share in domestic box office receipts, making us one of the top three domestic non-state-owned film distributors,” said Bona founder, Chairman and CEO Mr. Yu Dong. “We are also pleased with the progress we made in our theater segment in 2013, as our greenfield theaters matured and delivered solid results. We opened 2 new movie theaters in 2013, signed contracts to construct 7 new theater projects and reached a few preliminary agreements with first-tier property developers on exciting future projects.”

“2013 also marked a time when we significantly strengthened our corporate structure through the successful launch of the RMB 1 billion Bona Film Investment Fund and the strategic investment in our Company by Fosun Group. These initiatives will help fortify our position in the market and create opportunities for us to leverage in the future.”

Fourth Quarter 2013 Financial Summary

•                  Fourth quarter 2013 net revenues were US$42.8 million, compared with US$53.2 million in the fourth quarter of 2012.

•                  Fourth quarter 2013 gross profit was US$16.9 million, compared with US$10.1 million in the fourth quarter of 2012.

•                  Fourth quarter 2013 gross margin was 39.5%, compared with 19.0% in the fourth quarter of 2012.

•                  Fourth quarter 2013 net income attributable to Bona Film Group Limited was US$0.4 million, or US$0.01 per basic and diluted ADS1, compared with a net loss attributable to Bona Film Group Limited of US$(5.4) million, or a loss of US$(0.09) per basic and diluted ADS, in the fourth quarter of 2012.

•                  Fourth quarter 2013 non-GAAP net income2 was US$1.5 million, compared to a non-GAAP net loss of US$(4.2) million in the fourth quarter of 2012.

•                  Fourth quarter 2013 adjusted EBITDA, non-GAAP2, was US$7.0 million, compared with an adjusted EBITDA loss, non-GAAP, of US$(2.4) million in the fourth quarter of 2012.

•                  Cash and cash equivalents, term deposits and restricted cash totaled US$63.4 million as of December 31, 2013.

•                  Fourth quarter 2013 cash generated from operating activities totaled US$9.5 million, compared with cash used in operating activities of US$3.6 million in the fourth quarter of 2012.

1 “ADS” is American depositary share. Each two ADSs represent one ordinary share.

2 As used in this press release, non-GAAP net income and non-GAAP net income attributable to Bona Film Group Limited per ADS exclude share-based compensation expenses. Adjusted EBITDA, non-GAAP, excludes share-based compensation expenses, interest, taxes and non-cash depreciation and amortization charges. See “Non- GAAP Financial Measures” and “Reconciliation of Non-GAAP Measures” at the end of this press release.

Full Year 2013 Financial Summary

•                  Full year 2013 net revenues were US$149.3 million, compared with US$142.3 million for the full year 2012.

•                  Full year 2013 gross profit was US$66.5 million, compared with US$56.2 million for the full year 2012.

•                  Full year 2013 gross margin was 44.5%, compared with 39.5% for the full year 2012.

•                  Full year 2013 net income attributable to Bona Film Group Limited was US$5.7 million, or US$0.09 per basic and diluted ADS, compared with a net loss attributable to Bona Film Group Limited of US$(1.3) million, or a loss of US$(0.02) per basic and diluted ADS, for the full year 2012.

•                  Full year 2013 non-GAAP net income was US$8.5 million, compared with non-GAAP net income of US$3.2 million for the full year 2012.

•                  Full year 2013 adjusted EBITDA, non-GAAP, was US$20.4 million, compared with US$9.1 million for the full year 2012.

•                  Full year 2013 cash used in operating activities totaled US$21.6 million, compared with cash used in operating activities of US$9.5 million for the full year 2012.

Full Year 2013 Business Updates and Recent Highlights

•      Distributed and/or invested in a total of 18 films in 2013, 14 of which were for domestic theatrical distribution and generated a total of RMB 1.3 billion in box office receipts. For the year, Bona’s films accounted for approximately 10% of total domestic box office receipts.

•      Distributed three new films theatrically in 4Q 2013 — The White Storm, Red 2 and The Game of Hide and Seek; as well as Out of Inferno which was released on September 30th:

•                  Released The White Storm, formerly known as The Cartel War, on November 29, 2013. A crime thriller starring three of Hong Kong’s most popular film stars — Sean Lau, Louis Koo and Nick Cheung, the film has been widely praised for its high production quality. The White Storm opened the Hong Kong Asian Film Festival and generated more than RMB 225.3 million in box office receipts in 2013.

•                  Released Hollywood comedic action drama Red 2, starring Bruce Willis, Helen Mirren, John Malkovich and Anthony Hopkins, on November 15, 2013.

•                  Released the low-budget horror/thriller The Game of Hide and Seek on October 11, 2013.

•      Recognized for artistic value: three Bona-invested films were included in the recently announced list of nominees for the 2014 Hong Kong Film Awards — The Grandmaster, Unbeatable and The White Storm, which received 14, 11 and 8 nominations, respectively. Also in 2013, Bona distributed films received 6 awards at the 15th China Huabiao Awards and top acting awards at the 16th Annual Shanghai International Film Festival.

•      Launched the Bona Film Investment Fund (the “Film Fund”), an RMB 1 billion (approximately US$165.2 million) investment vehicle funded through a partnership with Sequoia Capital Management Ltd. and Noah Holdings Ltd. The Film Fund considerably enhances Bona’s ability to finance the development and production of its films and TV projects over the next two-three years.

•      Expanded the ownership structure of the Company with an investment by Fosun Group, which acquired 2,000,000 Bona ordinary shares, representing a 6.4% equity stake. Bona and Fosun are working together to leverage each other’s resources.

•      Opened two new theaters in Shandong Zibo and Shenzhen Huangting in 2013, and signed contracts for seven additional locations, most of which are expected to open by the end of 2014. Bona owned and operated 22 theaters, representing 182 screens as of December 31, 2013, compared with 20 theaters, representing 163 screens as of December 31, 2012.

•      Distributed two films to date in 1Q 2014 — The Mortal Instruments: City of Bones and The Man From Macau. The Film Fund made its first investment in The Man From Macau, and the film has already generated roughly RMB 500 million in domestic box office receipts.

•      Major films undergoing post-production in 1Q 2014 include Horseplay, The White Haired Witch, Overheard 3, Insanity, Sunspot and I Am Somebody.

•      Major films undergoing production in 1Q 2014 include The Taking of Tiger Mountain (formerly referred to as Tracks in the Snowy Forest) and Daydream Believer.

•      Bona is also pursuing the quota application process for two foreign films — Nonstop and Pompeii.

Fourth Quarter 2013 Financial Results

Net Revenues

	4Q13	4Q12	Y-o-Y%
Net Revenues (US$mm)	42.8	53.2	(19.7)%

Net revenues for the fourth quarter of 2013 were US$42.8 million, 19.7% lower than the fourth quarter of 2012. Despite strong box office performance by Bona’s films Out of Inferno and The White Storm, net revenues were lower year-on-year because the Company did not release any TV series in the fourth quarter of 2013, compared with sales generated from the Bona TV series, The King’s Battle, in the fourth quarter of 2012.

Net Revenues by Segment Operations

	Film Distribution	Investment & Production	Movie Theater	Talent Agency	Intersegment Elimination	Consolidated
Net Revenues from External Customers (US$mm)	26.9	0.3	15.4	0.2	—	42.8
Intersegment Revenues (US$mm)	0.8	3.0	—	—	(3.8)	—
Total Net Revenues (US$mm)	27.7	3.3	15.4	0.2	(3.8)	42.8

Net revenues from distribution totaled US$27.7 million. During the fourth quarter of 2013, Bona distributed three new films theatrically — Red 2, The White Storm and The Game of Hide and Seek, as well as Out of Inferno, which was released on September 30, 2013.

Net revenues from film investment and production were US$3.3 million, which were mainly derived from the sale of continuous broadcasting rights for several Bona films that were released in the third quarter of 2013 to networks and TV stations.

Net revenues from the movie theater segment totaled US$15.4 million. The Company owned and operated 22 theaters as of December 31, 2013, compared with 20 as of December 31, 2012.

Gross Profit and Gross Margin

	4Q13	4Q12	Y-o-Y%
Gross Profit (US$mm)	16.9	10.1	67.2%
Gross Margin	39.5%	19.0%	—

For the fourth quarter of 2013, gross profit increased to US$16.9 million from US$10.1 million in the fourth quarter of 2012. The year-over-year increase in gross profit was primarily attributable to the strong box office performance of Out of Inferno and The White Storm, compared with lower gross margin in the fourth quarter of 2012 that resulted from the higher acceleration of the amortization of production costs based on the economic performance and public acceptance of certain films and the higher impairment of production costs using a discounted cash flow approach, and lower-than-expected box office performance from The Last Tycoon.

Segment Profit3 and Segment Margin

	Film Distribution	Investment & Production	Movie Theater	Talent Agency	Consolidated
Segment Profit (US$mm)	8.9	(0.4)	9.0	0.2	17.7
As % of Total Segment Profit	50.3%	(2.1)%	51.0%	0.8%	100.0%
Segment Margin	32.0%	(10.8)%	58.5%	100%	41.3%

Segment margin for the film distribution segment decreased to 32.0% in the fourth quarter of 2013 from 43.4% in the fourth quarter of 2012, primarily due to a lower percentage of print and advertising expenses to be withdrawn from film distribution revenue generated from Bona distributed films, in particular Out of Inferno and The White Storm, in the fourth quarter of 2013.

Segment margin from the Company’s investment and production business decreased to (10.8)% in the fourth quarter of 2013, compared with segment margin of (2.0)% in the fourth quarter of 2012. The decrease in segment margin in this business was a result of the acceleration of the amortization of production costs based on the economic performance and public acceptance of certain films and impairment of production costs using a discounted cash flow approach, and the absence of revenue generated from the investment in TV series in the fourth quarter of 2013, compared with the successful sale of the Bona TV series The King’s Battle in the fourth quarter of 2012.

Segment margin from the Company’s movie theater business was 58.5% in the fourth quarter of 2013, compared with 56.7% in the fourth quarter of 2012, which is in-line with Bona’s expanded theater operations.

3  Segment profit is gross profit less film participation expense by segments for the periods indicated.

Operating Income and Operating Margin

	4Q13	4Q12	Y-o-Y%
Operating Expenses (US$mm)	16.9	18.8	(10.3)%
Operating Income (Loss) (US$mm)	3.3	(5.7)	158.6%
Operating Margin	7.8%	(10.7)%	—

Total operating expenses, including participation expenses, general and administrative expenses, and selling and marketing expenses, decreased 10.3% to US$16.9 million from US$18.8 million in the fourth quarter of 2012. The year-over-year decrease in operating expenses was primarily due to a decrease in selling and marketing expenses of print and advertising costs associated with the four films theatrically distributed in the fourth quarter of 2013, compared with three films and one TV series released in the fourth quarter of 2012.

Fourth quarter 2013 operating margin was 7.8% compared to (10.7)% in the fourth quarter of 2012. The year-over-year improvement in operating margin was primarily due to the strong performance of Out of Inferno and The White Storm, compared with lower-than-expected box office performance of The Last Tycoon in the fourth quarter of 2012.

Net Income and Net Income Attributable to Bona Film Group Limited per ADS

	4Q13	4Q12
Net Income (Loss) Attributable to Bona Film Group Limited (US$mm)	0.4	(5.4)
Net Income (Loss) Attributable to Bona Film Group Limited per basic and diluted ADS (US$)	0.01	(0.09)

	4Q13	4Q12
Non-GAAP Net Income (Loss) (US$mm)	1.5	(4.2)
Non-GAAP Net Income (Loss) Attributable to Bona Film Group Limited per basic and diluted ADS (US$)	0.03	(0.07)

Excluding share-based compensation expense of US$1.2 million and US$1.4 million for the fourth quarters of 2013 and 2012, respectively, non-GAAP net income for the fourth quarter of 2013 was US$1.5 million, compared with a non-GAAP net loss of US$(4.2) million in the fourth quarter of 2012.

	4Q13	4Q12
Adjusted EBITDA, non-GAAP (US$mm)	7.0	(2.4)

Adjusted EBITDA, non-GAAP, in the fourth quarter of 2013 was US$7.0 million, compared with an adjusted EBITDA, non-GAAP, of US$(2.4) million in the fourth quarter of 2012.

Full Year 2013 Financial Results

Net Revenues

	FY13	FY12	Y-o-Y%
Net Revenues (US$mm)	149.3	142.3	5.0%

Net revenues for the full year 2013 increased 5.0% year-over-year to US$149.3 million. The increase in net revenues was primarily attributable to an increase in revenues from the Company’s movie theater segment and better box office performance by the 14 films theatrically released in 2013, compared with 2012.

Net Revenues by Segment Operations

	Film Distribution	Investment & Production	Movie Theater	Talent Agency	Intersegment Elimination	Consolidated
Net Revenues from External Customers (US$mm)	74.6	12.6	61.5	0.6	—	149.3
Intersegment Revenues (US$mm)	2.0	28.4	—	—	(30.4)	—
Total Net Revenues (US$mm)	76.6	41.0	61.5	0.6	(30.4)	149.3

Net revenues from distribution totaled US$76.6 million in 2013, compared with US$64.1 million in 2012. During 2013, Bona distributed 18 new films domestically. The increase in net revenues from the distribution segment was mainly due to the strong box office performance of the films released in 2013, in particular Unbeatable, My Lucky Star, Out of Inferno, The White Storm, among others.

Net revenues from film investment and production were US$41.0 million in 2013, compared with US$73.7 million in 2012. The decrease was mainly due to the absence of revenue generated from investing in TV series in 2013, compared with the successful sale of the Bona TV series The King’s Battle in 2012.

Net revenues from the movie theater segment increased to US$61.5 million in 2013, compared with US$41.7 million in 2012. The increase was primarily a result of the increase in the number of theaters and screens from Bona’s strategic expansion efforts.

Top-five Films in Terms of Revenue Contribution

Film Title	Release Date	Box Office RMB (millions)
1. The White Storm	November 29, 2013	225.3
2. Bring Happiness Home	January 15, 2013	153.7
3. My Lucky Star	September 17, 2013	134.8
4. Out of Inferno	September 30, 2013	131.4
5. Unbeatable	August 16, 2013	118.0

The top-five films in 2013 contributed US$54.1 million, which includes all revenue streams from Bona’s theatrical and non-theatrical releases, or 36.3% of full-year 2013 revenues, compared to the top-five films in 2012, which accounted for 37.4% of full-year revenues.

Gross Profit and Gross Margin

	FY13	FY12	Y-o-Y%
Gross Profit (US$mm)	66.5	56.2	18.3%
Gross Margin	44.5%	39.5%	—

For the full year 2013, gross profit increased to US$66.5 million from US$56.2 million for the full year 2012. The year-over-year increase in gross profit was primarily attributable to strong performance from Bona’s films released in 2013 and the expansion of Bona-owned movie theaters.

Segment Profit and Segment Margin

	Film Distribution	Investment & Production	Movie Theater	Talent Agency	Consolidated
Segment Profit (US$mm)	23.1	8.6	35.5	0.6	67.8
As % of Total Segment Profit	34.0%	12.7%	52.4%	0.9%	100.0%
Segment Margin	30.1%	21.1%	57.7%	100.0%	45.4%

Segment margin for the distribution segment decreased to 30.1% in the full year 2013 from 39.2% for the full year 2012, primarily due to a lower percentage of print and advertising expenses to be withdrawn from film distribution revenue generated from Bona distributed films in 2013.

Segment margin from the Company’s investment and production business improved to 21.1% for the full year 2013, compared with a segment margin of 8.7% for the full year 2012. The improvement in segment margin for this business was mainly due to the higher acceleration of the amortization of production costs based on the economic performance and public acceptance of certain films and the higher impairment of production costs using a discounted cash flow approach, and lower-than-expected box office performance from The Last Tycoon in 2012.

Segment margin from the Company’s movie theater business increased to 57.7% for the full year 2013, compared with 56.6% for the full year 2012, which is in-line with Bona’s expanded theater operations.

Operating Income and Operating Margin

	FY13	FY12	Y-o-Y%
Operating Expenses (US$mm)	62.9	60.8	3.4%
Operating Income (Loss) (US$mm)	8.6	(0.8)	1,241.0%
Operating Margin	5.8%	(0.5)%	—

Total operating expenses, including participation expenses, general and administrative expenses, and selling and marketing expenses, increased 3.4% to US$62.9 million from US$60.8 million for the full year 2012. The year-over-year increase in operating expenses was primarily due to an increase in general and administrative expenses relating to expanding Bona’s movie theater segment, partially offset by a decrease in selling and marketing expenses to promote Bona’s distributed films.

Full year 2013 operating margin was 5.8% compared to (0.5)% for the full year 2012. The year-over-year improvement in operating margin was primarily due to the strong performance of the films released in the second half of 2013 and the greenfield theaters gradually maturing in 2013.

Net Income and Net Income Attributable to Bona Film Group Limited per ADS

	FY13	FY12
Net Income (Loss) Attributable to Bona Film Group Limited (US$mm)	5.7	(1.3)
Net Income (Loss) Attributable to Bona Film Group Limited per basic and diluted ADS (US$)	0.09	(0.02)

	FY13	FY12
Non-GAAP Net Income (US$mm)	8.5	3.2
Non-GAAP Net Income Attributable to Bona Film Group Limited per basic and diluted ADS (US$)	0.16	0.06

Excluding share-based compensation expense of US$4.0 million and US$4.8 million for the full year 2013 and 2012, respectively, non-GAAP net income for the full year 2013 was US$8.5 million, compared with non-GAAP net income of US$3.2 million for the full year 2012.

	FY13	FY12
Adjusted EBITDA, non-GAAP (US$mm)	20.4	9.1

Adjusted EBITDA, non-GAAP was US$20.4 million for the full year 2013, compared with adjusted EBITDA, non-GAAP of US$9.1 million for the full year 2012.

Cash and Cash Flow

As of December 31, 2013, Bona had cash, cash equivalents and restricted cash totaling US$63.4 million, compared with US$28.0 million as of December 31, 2012. Net cash used in operating activities for 2013 was approximately US$21.6 million, compared with net cash used in operating activities of US$9.5 million for 2012. The change in cash flow from operations was mainly attributable to the investment in several films released in 2013 or scheduled for release in 2014.

Business Outlook

Based on current market and operating conditions, the Company expects non-GAAP net income for the first quarter of 2014 to be in the range of US$1.0 million to US$1.5 million.

“We have a robust slate of films scheduled for release in 2014, and our business segments are on track to demonstrate progressive growth throughout the year. Our first two film releases, The Mortal Instruments: City of Bones and The Man From Macau, have kicked-off the year in top form, generating strong box office results, particularly during the Chinese New Year season. We expect the Chinese film industry to generate strong box office returns again in 2014, and believe that Bona’s solid slate of films and vertically integrated business model make us well positioned to capitalize on this growth in the market,” concluded Mr. Yu.

Fourth Quarter and Full Year 2013 Conference Call Details

Bona management will hold the earnings conference call at 8:00 p.m. Eastern Time on Thursday, February 27, 2014 (9:00 a.m. Beijing/Hong Kong Time on Friday, February 28, 2014). Management will discuss results and highlights of the quarter and answer questions from investors.

The dial-in numbers for the earnings conference call are as follows:

U.S. Toll Free: +1-855-500-8701

Hong Kong Toll Free: 800-903-737

China, Domestic: 400-120-0654

International: +65-6723-9385

The conference ID # is 50072564.

A live and archived webcast of the earnings conference call will be available on the IR Calendar page of the Bona investor relations website at http://ir.bonafilm.cn/events.cfm.

About Bona Film Group Limited

Bona Film Group Limited (NASDAQ:BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates twenty-two movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

The Bona Film Group Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=15750

Forward Looking Statements

This news release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Non-GAAP Financial Measures

To supplement Bona’s consolidated financial results presented in accordance with GAAP, Bona uses the following measures defined as non-GAAP financial measures by the SEC: non-GAAP net income, non-GAAP net income attributable to Bona Film Group Limited per ADS, which exclude share-based compensation expenses, and adjusted EBITDA, non-GAAP, which excludes share-based compensation expenses, interest, taxes, and non-cash depreciation and amortization charges. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, as a substitute for, or to be superior to the financial information prepared and presented in accordance with GAAP. In addition, Bona’s definition of non-GAAP net income may be different from the definitions used by other companies, and therefore comparability may be limited.

Bona believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance and a supplemental liquidity measure which is useful for understanding and evaluating the Company’s capacity for servicing its debt, and otherwise meeting its cash needs. Adjusted EBITDA, non-GAAP, excludes depreciation and amortization, so it does not reflect any cash requirements for the replacement of the assets, which will often have to be replaced in the future. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and liquidity, and when planning and forecasting future periods. The table appears at the end of this press release has more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

Contact Us

In China:	In the U.S.:
Lingzi Gui	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5631-0700-398	Kathy Price
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com

BONA FILM GROUP LIMITED

Unaudited Condensed Consolidated Statement of Operations

(in U.S. dollars, except share data)

	Three-months ended December 31		Twelve-months ended December 31
	2013	2012	2013	2012

Net revenue	42,762,288	53,226,173	149,335,580	142,282,919
Cost of revenue	25,884,572	43,130,900	82,839,980	86,085,046
Gross profit	16,877,716	10,095,273	66,495,600	56,197,873

Film participation (income) expenses	(781,588)	(436,890)	(1,319,749)	438,636
Sales and marketing expenses	4,142,294	6,174,117	14,374,421	18,490,433
General and administrative expenses	13,530,453	13,083,391	49,853,700	41,890,064
Total operating expenses	16,891,159	18,820,618	62,908,372	60,819,133

Government subsidies	3,360,670	3,011,685	5,022,424	3,866,700
Operating income (loss)	3,347,227	(5,713,660)	8,609,652	(754,560)

Interest income	184,211	(10,016)	282,221	246,423
Interest expenses	(48,517)	(178,231)	(1,382,683)	(399,319)
Exchange gain (loss)	796,203	635,081	1,779,231	373,265
Other income	71,429	71,429	285,716	288,157
Loss on disposal of an equity method investment	—	—	—	(5,584)
Income (loss) before income tax provision and equity in earnings of equity method investments, net of tax	4,350,553	(5,195,397)	9,574,137	(251,618)

Provision for income taxes	4,085,308	333,611	5,130,025	1,322,368
Equity in earnings of equity method investments, net of tax	91,183	—	78,362	5,604
Net income (loss)	356,428	(5,529,008)	4,522,474	(1,568,382)

Less: Net loss attributable to the noncontrolling interests	(62,312)	(165,499)	(1,133,792)	(284,500)
Net income (loss) attributable to Bona Film Group Limited	418,740	(5,363,509)	5,656,266	(1,283,882)
Net income (loss) attributable to Bona Film Group Limited per ADS
Basic	0.01	(0.09)	0.09	(0.02)
Diluted	0.01	(0.09)	0.09	(0.02)

Weighted average shares used in calculating net income (loss) per ordinary share
Basic	30,106,487	29,666,695	29,870,809	29,514,979
Diluted	30,796,988	29,666,695	30,436,728	29,514,979

BONA FILM GROUP LIMITED

Unaudited Condensed Statement of Consolidated Comprehensive Income

(in U.S. dollars)

	Three-months ended December 31		Twelve-months ended December 31
	2013	2012	2013	2012
Net income (loss)	356,428	(5,529,008)	4,522,474	(1,568,382)
Other comprehensive income, net of tax
Foreign currency translation adjustments	1,219,002	842,939	3,057,062	1,030,733
Comprehensive income (loss)	1,575,430	(4,686,069)	7,579,536	(537,649)
Less: comprehensive loss attributable to the noncontrolling interests	(64,059)	(150,142)	(1,124,577)	(282,552)
Comprehensive income (loss) attributable to Bona Film Group Limited	1,639,489	(4,535,927)	8,704,113	(255,097)

BONA FILM GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(in U.S. dollars)

	December 31	December 31
	2013	2012

Cash and cash equivalents	32,684,423	23,227,922
Restricted Cash	30,727,502	4,815,332
Accounts receivable, net of allowance for doubtful accounts	39,409,151	40,307,672
Prepaid expenses and other current assets	17,325,791	23,329,262
Amount due from related parties	510,116	343,817
Current deferred tax assets	973,080	970,683
Inventories	312,907	276,436
Total current assets	121,942,970	93,271,124

Distribution rights	6,554,057	11,406,692
Production costs	142,245,594	90,345,409
Prepaid film costs	4,406,013	7,426,915
Property and equipment, net	63,678,652	60,208,609
Acquired intangible assets, net	2,451,801	3,189,481
Non-current deferred tax assets	509,730	311,102
Cost method investments	1,479,113	1,296,307
Equity method investments	26,277,613	—
Goodwill	50,540,017	49,110,021
Total assets	420,085,560	316,565,660

Accounts payable	24,540,234	35,257,660
Accrued expenses and other current liabilities	32,634,753	28,145,099
Amounts due to related parties	5,885,724	5,746,328
Income tax payable	6,460,253	2,420,443
Bank borrowing	60,703,791	12,542,161
Other borrowing	4,126,402	8,671,050
Current film participation financing liabilities	43,821,650	15,086,892
Total current liabilities	178,172,807	107,869,633

Bank borrowing	20,000,000	18,025,553
Deferred income	1,358,577	813,681
Non-Current film participation financing liabilities	17,675,141	—
Deferred tax liability	23,626	211,203
Total liabilities	217,230,151	126,920,070

Ordinary shares (par value of US$0.0005 per share, 85,000,000 shares authorized, 31,402,346 and 30,160,235 shares issued and outstanding as of December 31, 2013 and 30,402,346 and 29,737,257 shares issued and outstanding as of December 31, 2012.)	15,080	14,869
Additional paid-in capital	182,781,563	176,134,737
Statutory reserves	3,533,885	2,543,272
Accumulated profit	5,216,171	550,518
Accumulated other comprehensive income	9,512,937	6,465,090
Total Bona Film Group Limited’s equity	201,059,636	185,708,486

Noncontrolling interests	1,795,773	3,937,104
Total equity	202,855,409	189,645,590

Total liabilities and equity	420,085,560	316,565,660

BONA FILM GROUP LIMITED

Unaudited Reconciliation of Non-GAAP Measures

(in U.S. dollars)

	Three-months ended December 31,		Twelve-months ended December 31,
	2013	2012	2013	2012
Net income (loss)	356,428	(5,529,008)	4,522,474	(1,568,382)

Share-based compensation	1,172,324	1,367,266	3,958,407	4,803,163
Net income (loss), Non-GAAP	1,528,752	(4,161,742)	8,480,881	3,234,781

Interests	(135,694)	188,247	1,100,462	152,896
Taxes	4,085,308	333,611	5,130,025	1,322,368
Depreciation & Amortization	1,482,285	1,212,750	5,723,479	4,370,679
Adjusted EBITDA, Non-GAAP	6,960,651	(2,427,134)	20,434,847	9,080,724